

April 8, 2014

Via Email
Stevan R. Schott
Chief Financial Officer
Calgon Carbon Corporation
400 Calgon Carbon Drive
Pittsburgh, Pennsylvania 15205

> **Re:** **Calgon Carbon Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-10776**

Dear Mr. Schott:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 24

2013 Versus 2012, page 24

1.   We note that changes in your employee related and multi-employer pension plan costs materially impacted your selling, general and administration expense in fiscal year 2013 as compared to fiscal 2012. In future filings, to the extent material, please expand your disclosure to discuss the underlying reasons for the changes in these items.

Other, page 31

Carbon Imports, page 31

2. We note your disclosure indicating in 2007, following a finding by the U.S. International Trade Commission that the domestic industry was injured by unfairly traded imports of activated carbon from China, an antidumping order imposing these tariffs was issued by the U.S. Department of Commerce requiring importers of subject activated carbon from China to make cash deposits of estimated anti-dumping duties at the time the goods are entered into the United States' customs territory, which are subject to revision based on annual retrospective reviews conducted by the Commerce Department. We also note your disclosure stating that you are both an importer and exporter of activated carbon, and as an importer, you have in the past, and may in the future, be required to pay anti-dumping duties resulting in a contingent liability related to the final amount of tariffs that are ultimately assessed on the imported product. We understand that you are currently required to post a duty of $0.073 per pound when importing activated carbon from Calgon Carbon into the United States, subject to change in the future. Please expand your disclosure to quantify, if material, the effects of these tariffs on your financial statements for each of the fiscal years presented in your annual report. If the effects are not material, please so state.

Critical Accounting Policies, page 34

3. Your discussion of goodwill on page 35 substantially duplicates the footnote disclosure. Please revise this section to provide an analysis of your goodwill accounting policies and the significant underlying estimates that supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements and provides greater insight into the quality and variability of information regarding your impairment test of goodwill.

    Further, we note your Activated Carbon and Service segment and your Equipment segment have both experienced declines in sales, with your Equipment segment reporting losses from operations in 2013 and 2011. For any reporting units that have fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment charge, please provide the following:

    - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    - Amount of goodwill allocated to the reporting unit;
    - Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion should provide specifics to the extent possible (e.g. the valuation model assumes recovery from a business downturn within a defined period of time); and
- Discussion of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your Form 10-K in response to this comment.

Financial Statements and Supplementary Data, page 43

Note 17 – Contingencies, page 81

3.   We note your disclosure on page 86 that an adverse outcome related to certain contingencies "could be material to the results of operations in a particular period in which a liability is recognized." If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. This applies to each material matter; however, you may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief